

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2011

Via Email
Angela S. Teer
Senior Counsel
Copano Energy
2727 Allen Parkway, Suite 1200
Houston, Texas 77019

> **Re:** **Copano Energy, L.L.C.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 25, 2011**
> **File No. 001-32329**

Dear Ms. Teer:

We have limited our review of your filing to the issue we have addressed in our comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Proposal Five — Advisory Vote on the Frequency of the Advisory Vote on the Compensation of Our Named Executive Officers, page 55

Text of the Resolution to be Adopted, page 55

1. We note your resolution on page 55 regarding the advisory vote on the frequency of the advisory vote on the compensation of your named executive officers. As drafted, your resolution suggests that unitholders must either vote for or against the advisory vote being held every three years. Please revise your resolution on page 55 to clarify, as you do in the first paragraph on page 55, that unitholders may indicate whether the advisory vote should occur every one, two or three years, or may abstain from voting. Please note that we do not object to the Board making a recommendation, so long as all voting options available to the unitholders are clearly stated. Refer to Section II.B.3 of Securities Act Release No. 33-9178 (adopted January 25, 2011).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Christopher F. Chase for

H. Christopher Owings
Assistant Director